- Racing Unified Network (R.U.N.) Inc. Announces Two New Magazine Agreements and a Sponsorship/Advertising Agreement with Xentel DM Inc.-

TORONTO, ON: JULY 19, 2006-SUNGOLD INTERNATIONAL HOLDINGS CORP. (“Sungold”) (OTCBB: SGIHF, Frankfurt: WKN 608164, Berlin)

Sungold’s wholly owned subsidiary, Racing Unified Network (R.U.N.) Inc. announced today that it has added two more publications to its print and web based media advertising division and additionally signed an agreement with North American event management company Xentel DM Inc. to sell national advertising and sponsorships for their upcoming Legends of Hockey Tour across Canada.

The two magazines that have entered into an agreement with Racing Unified Network include EQUESTRIAN, the official publication of the United States Equestrian Federation (USEF), the national governing body for equestrian sport, and Icehockey World, a recent finalist for Best Newsstand Issue, New Magazine of 2005 at the Canadian Newsstand Awards. These agreements include the right for Racing Unified Network to sell printed ads and advertising space on their respective Internet properties.

Commenting on the most recent announcements Larry Simpson, President and CEO of Racing Unified Network stated that the new properties added to the print and web based media advertising division elevates the company to a new standard of mainstream and lifestyle advertising. He says, “The Oldtimers' Hockey Challenge is the flagship production of Xentel DM Inc., and since its introduction in 1989, it has grown to be the most watched live charity hockey event in Canada, raising much needed proceeds for charities. Racing Unified Network now has the potential to sell $300,000 sponsorship packages that include print, venue banners, point of sale opportunities and direct response mailings across Canada. In addition, our company can now arrange national advertising for the souvenir programs in 33 towns and cities coast to coast.

EQUESTRIAN is a leader in its field with a readership of over 80,000 per issue. These readers own 300,000 horses and spend $1.4 billion annually on horse-related products. Their web site has over 260,000 visits per month and additionally the association has two e-mail newsletters, one weekly, the other monthly that are received by over 40,000 subscribers. Racing Unified Network now has the opportunity to sell space for all these mailings as well.

By signing an agreement with Icehockey World it allows our company to be associated with a high quality sports magazine that will soon be one of the first publications of any field to launch an online version. Professional hockey has enjoyed a significantly larger following recently and our company is pleased to be part of this by representing Icehockey World at the national print advertising level and we also look forward to the new potential of international web site advertising. ”

Additionally Mr. Simpson pointed out that besides the obvious potential the Sungold® group has to generate a cash flow from the earned commissions, the agreements in place with all properties enable the company to establish strong advertising contacts for its Horsepower® World Pool game which will be needed when it launches. He says, “With the six publications that we have made agreements with, we can now offer national advertisers an affluent magazine readership of 300,000 bi-monthly and monthly web hits of over 2 million!”

About Sungold International Holdings Corp.:

Sungold® is in the business of developing entertainment and e-commerce business in Canada, USA and internationally. Sungold® has three 100% wholly owned subsidiaries: Horsepower Broadcasting Network (HBN) International Ltd., Racing Unified Network, (R.U.N.) Inc. and SafeSpending Inc. Sungold® controls the technology, source codes, trademarks, patents, copyrights and the worldwide title, rights and interest in each of the wholly owned subsidiaries. Sungold® is a fully reporting public corporation trading as SGIHF-OTCBB.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The statements in this press release that relate to the Company's expectations with regard to future impact on the Company's results from new products in development are forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Such information may contain statements that involve risk and uncertainties and are subject to change, at any time, the Company's results may differ materially from expected results. Information on the factors which could affect the Company's operations or financial results are included in the Company's reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

For more information please contact:

McDerMedia, Inc., Public Relations
1-888-SUN-INTL
pr@sungoldintl.com

Cynthia DeMonte
DeMonte Associates
The Kaufman Astoria Studios
Astoria, NY 10022
718-706-5005
cdemonte@aol.com